EXHIBIT 99.2

ATLAS . PACIFIC . LIMITED
ACN 009 220 053

30th May 2006

The Manager
Australian Stock Exchange Ltd
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: Cancellation of American Depository Receipts

Since 1994, the company has had part of its shares traded as American Depository Receipts (ADRs) on the NASDAQ Small Cap Market in American. Currently there are the equivalent of 4,038,820 shares held as ADRs (4.6%). The volume of ADRs traded on NASDAQ is very low in comparison to the overall turnover of the company's shares.
The company wishes to advise that it has given notice to the Bank of New York who is the depository bank for these ADRs, that it wishes to cancel its depository agreement with them. This will result in the ADRs that are currently listed on the NADAQ Small Cap Market to be exchanged for Ordinary Shares that will be listed on the Australian Stock Exchange after finalisation date in July 2006.

The benefits of the listing of ADRs on the NASDAQ market do not, in the opinion of the Board, justify the increasing costs and burdensome compliance and legal obligations imposed through US legislation for a company of Atlas Pacific Limited's size. The company will continue to file its statutory reports with the Securities Exchange Commission in the USA while it continues to have this obligation.

Yours faithfully

GEORGE SNOW
Chairman

CRP03 ADR Cancellation May3006.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au